SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on June 16, 2022, related to an offer in Argentina.

BUENOS AIRES, ARGENTINA – June 16, 2022 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), hereby offers to the Eligible Holders the Notes to be issued by the Company in exchange for the Existing Notes pursuant to the terms and methods for the exchange of all and any Existing Notes for the Exchange Consideration, including the Notes (the “Exchange Offer”). The Notes shall be issued within the framework of our Global Program for the issuance of single, non-convertible notes in a principal amount of USD 500,000,000 (United States Dollars five hundred million). The Offering Memorandum dated February 7, 2022 (the “Offering Memorandum”), the Supplemental Exchange Offering Memorandum dated June 15, 2022 (the “Supplemental Offering Memorandum” and jointly with the Offering Memorandum, this Notice for Subscription, (as defined in the Supplemental Offering Memorandum”) to be published by the Company, the “Exchange Offer Documents”) are available on the Daily Bulletin of the BCBA, within the purview of the authority delegated by Bolsas y Mercados Argentinos S.A. (“BYMA”) to the BCBA, the Comisión Nacional de Valores’s website, www.cnv.gov.ar, under the heading: “Companies: Publicly traded companies” (Empresas (entidades con oferta pública)) on the Financial Information Highway (Autopista de Información Financiera, “AIF”) (the “CNV’s website”), on MAE’s electronic bulleting and on the Company’s institutional website www.cresud.com.ar. Unless otherwise defined, all capitalized terms used herein shall have the meaning ascribed to them in the Offering Memorandum and/or the Supplemental Offering Memorandum.

This Public Offering was authorized by Resolution No. 17,206 dated October 22, 2013 and the extension of the Program and the increase of the amount were approved by Resolution No. 19,325 dated January 26, 2018, both of them issued by the Argentine Securities Commission (Comisión Nacional de Valores, “CNV”). This authorization merely entails that the reporting requirements set forth by the CNV have been fulfilled.

The Exchange Offer is made as stipulated in the sections entitled “Important Times and Dates”, “Offer of the Notes –a) Summary of terms and conditions of the Notes”, “Offer of the Notes – b) Description of the Offer and trading”, “Plan of Distribution”, “Offer for Subscription of the Notes in Exchange for the Existing Notes – a) Summary of terms and conditions of the Exchange Offer” and “Offer for Subscription of the Notes in Exchange for the Existing Notes – b) Description of the Exchange Offer” under the Supplemental Offering Memorandum.

Below is a detail of the main terms of the Notes and the Exchange Offer:

Issuer: Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria.

Series: XXXVIII

Title: Series XXXVIII United States Dollar-denominated Notes.

Issue Amount: Up to a principal amount of USD 82,605,801. The aggregate amount for the issuance of the Notes shall be reported by posting the relevant Notice of Results.

Payment Method: The Notes shall be paid in kind, by tendering the Existing Notes in exchange, in compliance with the procedures and pursuant to the terms of the Exchange Offer. The Company shall not accept cash subscriptions for the Notes.

Maturity Date: The Maturity Date for Series XXXVIII Notes shall be March 3, 2026.

Repayment: Repayment of the principal amount of Series XXXVIII Notes shall be made in one (1) installment on the Maturity Date.

Interest Rate: Interest shall accrue on the Notes at a fixed nominal rate of 8,00% per annum.

Interest Payment Date: Interest accrued on the Notes shall be paid in arrears until the Maturity Date, on the following dates: January 3, 2023, July 3, 2023, January 3, 2024, July 3, 2024, January 3, 2025, July 3, 2025, January 3, 2026 and on the Maturity Date or on the dates to be stated in the Supplemental Subscription Notice.

Basis for Calculation of Interest: Number of days elapsed based on a 365-day year.

Specified Currency: United States Dollars.

Commencement Date for the Exchange Offer: June 16, 2022.

Expiration Date: June 28, 2022 until 8 p.m. (Buenos Aires City time) unless otherwise extended by the Company. For additional information please refer to “Important Times and Dates” in the Supplemental Offering Memorandum.

Date of Issue and Settlement: It is expected to be within two Business Days following the Expiration Date; it shall be reported in the Notice of Results. For additional information please refer to “Important Times and Dates” in the Supplemental Offering Memorandum.

Notice of Results: On the Expiration Date, after the closing of the final allocation of the Notes, investors shall be informed about the Issue Amount, the Date of Issue and Settlement the Maturity Date, by means of a notice to be posted on the Daily Bulleting of the BCBA, the CNV’s website and the MAE’s website.

Withdrawal of Tenders: The subscription of the Notes by tendering Existing Notes in the Exchange Offer may be validly withdrawn in the event the economic terms of this Exchange Offer had been modified by the Company.

Please note that the withdrawal of tenders shall entail the forfeiture of any consideration relative to each series of Notes in connection with such tenders.

Exchange Offer: In view of the features and the nature of the Exchange Offer that is addressed to the holders of the Existing Notes and considering that the Company will not receive any cash payment, no competition among investors exists and no bidding process has been contemplated, the initial public offering by means of auction, public tenders or book building procedures through the IT systems of the authorized markets, as set forth in Section 1, Chapter IV, Title VI of the CNV Rules, is not applicable. Likewise, pursuant to the provisions of Section 3, Chapter IV, Title VI of the CNV Rules, in case of refinancing of corporate indebtedness, as in this case, the public offering requirement shall be deemed fulfilled provided those who subscribe for the new issue of notes are the holders of the notes that are being exchanged. The offering of the Notes shall be carried out by the Dealers through widespread disclosure of the Exchange Offer.

Currency of denomination and payment: The Notes shall be denominated and payable in United States Dollars.

Minimum Denominations: USD 1 and multiples of USD 1 in excess thereof.

Subscription Minimum Amount: USD1.

Unit Nominal Value: USD 1.

Payment: The Notes shall be paid in kind, by tendering the Existing Notes in exchange, in compliance with the procedures and pursuant to the terms of the Exchange Offer. The Company shall not accept cash subscriptions for the Notes.

Payments under the Notes: Payments under the Notes shall be made by the Company in United States Dollars, as set forth in Section 4 of the Negotiable Obligations Law.

Domicile for Payment: The domicile for payment of Series XXXVIII Notes shall be an account with Caja de Valores in the City of New York for which purpose the Company shall have United States Dollars deposited in an account reported by Caja de Valores in such jurisdiction.

Redemption at the Option of the Company for Taxation Reasons: The Company may, at its exclusive option, redeem the Notes, either in whole or in part, at any time, and notice shall be given to CNV and the holders of Series XXXVIII at least 5 days in advance (which notice shall be irrevocable) by posting such circumstances on the AIF as a “Relevant Event” if, as a consequence of any change in, or amendment to, the laws (or regulations or rulings promulgated thereunder) of Argentina or any political subdivision or taxing authority thereof, or any change in the official application, administration or interpretation of such laws, regulations or rulings, including, without limitation, a holding by a court of competent jurisdiction, we have or will become obligated to pay Additional Amounts and/or Argentine Taxes on or in respect of such Notes, which change or amendment becomes effective on or after the date of issuance of the Notes or after such date and we determine in good faith that such obligation cannot be avoided by our taking reasonable measures available to us (it being understood that the term reasonable measures shall not include changing the jurisdiction of organization or the location of our main executive offices or incurring any costs or expenses that may be deemed to be material in our good faith determination). Redemption, where applicable, shall be made at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest and Additional Amounts as of the date fixed for redemption.

In all cases of redemption, equal treatment shall be afforded to all investors.

Redemption at the Option of the Company other than for Taxation Reasons: The Company may, at its option, redeem the Series XXXVIII Notes, on or as of the date that is twelve months prior to the Maturity Date, at a price equal to 101% of the principal amount thereof, payable in United States Dollars, plus accrued and unpaid interest and Additional Amounts, if any, either in whole or in part, provided this is permitted by the foreign exchange regulations in force at that time, upon prior notice at least 10 days in advance, pursuant to the notice to be posted in the terms required by the listing and trading regulations of the markets where the Series XXXVIII Notes are listed. Notice shall be given to CNV through the AIF.

In all cases of redemption, equal treatment shall be afforded to all investors. Partial redemption shall be made on a pro rata basis among the holders.

Redemption upon Change of Control: The provisions on redemption upon change of control set forth in the section entitled “—b) Description of the offer and trading—Redemption—Redemption upon Change of Control” in the Supplemental Offering Memorandum shall apply to the Series XXXVIII Notes. In all cases of redemption, equal treatment shall be afforded to all investors.

Ranking and Status: Series XXXVIII Notes will constitute unsecured and unsubordinated obligations of the Company and shall rank pari passu in right of payment with any other unsecured unsubordinated indebtedness of the Company, either at present or in the future, (other than obligations preferred by statute or by operation of law).

Additional Amounts: If required, the Company shall make payments of certain Additional Amounts, as described in the section entitled “Description of the offer and trading—Additional Amounts” in the Offering Memorandum.

Use of Proceeds: The Company will not receive any cash proceeds from the Exchange Offer. In consideration for the issue of the Notes, as set forth in the Supplemental Offering Memorandum, the Company shall receive Existing Notes. The issue of the Notes is intended to refinance the Company’s liabilities, in compliance with Section 36 of the Negotiable Obligations Law (in particular, the Existing Notes received under the Exchange Offer shall be cancelled).

Listing and Trading: The Company will apply to have the Series XXXVIII Notes listed and admitted for trading on ByMA through the BCBA, by virtue of the exercise of the authority delegated by ByMA to the BCBA pursuant to the provisions of Resolution No. 18,629 of the CNV, and the trading thereof on the MAE. There can be no assurance that these applications will be accepted.

Dealers: BACS Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Argentina S.A., Balanz Capital Valores S.A.U., Industrial Valores S.A., Industrial and Commercial Bank of China (Argentina) S.A.U., HSBC Bank Argentina S.A., Puente Hnos. S.A., AR Partners S.A., Bull Market Brokers S.A., PP Inversiones S.A., SBS Trading S.A., Invertir en Bolsa S.A. and Cocos Capital S.A.

Form of Notes: Series XXXVIII Notes shall be represented by a Global Certificate to be deposited with Caja de Valores, not exchangeable for certificated securities in bearer form, pursuant to the provisions of the Law on Registered Form for Corporate Securities.

Applicable Law: Series XXXVIII Notes shall be governed by and construed in accordance with the laws of Argentina as may be applicable on the Date of Issue and Settlement.

Jurisdiction: The Company shall submit any controversies involving Series XXXVIII Notes to the competent jurisdiction of the General Arbitral Tribunal (Tribunal de Arbitraje General) of the BCBA (within the purview of the authority delegated to the BCBA by BYMA pursuant to CNV’s Resolution No 18,629), as contemplated in Section 32, subsection f) of the Law on Capital Markets, or any other to be created in the future in the BCBA in compliance with Section 46 of the Law on Capital Markets pursuant to the rules on arbitration. Notwithstanding the foregoing, holders of Series XXXVIII Notes may submit their controversies in respect thereof to the non-exclusive jurisdiction of the General Arbitral Tribunal of the BCBA or any other to be created in the future in the BCBA in compliance with Section 46 of the Law on Capital Markets or to the competent jurisdiction of the commercial courts of the City of Buenos Aires, at the exclusive option of the holder in question. Likewise, in those cases where the joinder of actions brought for the same purpose before the same court is contemplated in the regulations in force, such joinder shall be made before the judicial court.

Clearing and Settlement: MAE’s platform for clearing and settlement of transactions involving securities known as “MAE Clear” (MAE’s market number allocated by CNV is 14).

Credit Rating: The Company has resolved to apply for credit rating of the Notes. Such rating may be changed, suspended or repealed at any time, always in compliance with the provisions of the CNV Rules and should not be construed as a recommendation to purchase, hold or sell the Notes. The rating shall be reported via a supplementary notice.

Procedure for Tendering: For Eligible Holders to validly subscribe for Notes in Exchange for Existing Notes pursuant to the Exchange Offer, the documentation required by the Dealer shall be submitted for the purpose of evidencing their capacity as holders of the Existing Notes.

For further information, Eligible Holders should contact any of Dealers or Exchange Agent at the telephone numbers set forth on the back cover of the Supplemental Offering Memorandum.

Exchange Consideration: Pursuant to the terms and subject to the conditions set forth in the Exchange Offer Documents, the Eligible Holders subscribing for the Notes who validly tender the Existing Notes for Exchange, and whose Existing Notes are accepted for exchange, shall receive Consideration A or Consideration B, depending on whether Option A or Option B is selected, as described below:

Option A:

The Eligible Holders who validly tender their Existing Notes for exchange under Option A, shall receive a portion of the Cash Consideration A plus, to the extent the Cash Consideration A does not encompass all the Eligible Holders whose Notes are accepted for Exchange under Option A, the Consideration in Notes A.

The Cash Consideration A shall be the sum resulting from the aggregate amount equivalent to 30% of the principal amount of the Existing Notes that are tendered for Exchange and have been validly accepted under the Exchange Offer (“Cash Consideration A”).

In the event the Cash Consideration A does not suffice for repayment of the aggregate number of Existing Notes of the Eligible Holders whose Notes are accepted for Exchange under Option A, it shall be apportioned by the amount equivalent to the Cash Consideration A divided by the amount of such Notes that have been accepted under Option A (the “Pro Rata Cash Consideration A”).

The Consideration in Notes A to be received by the Eligible Holders who validly tender the Existing Notes for Exchange under Option A, shall be a principal amount of the Notes equivalent to the difference between USD 1.0 and the Pro Rata Cash Consideration A received by each Eligible Holder.

As specified in the paragraph above, the amounts of the Consideration in Notes A and the Pro Rata Cash Consideration A that make up the Consideration A, respectively, to be received by the Eligible Holders who tender their Existing Notes for Exchange under the Option A, shall be conditional upon the effective participation of the Eligible Holders in the Exchange Offer and their decision to elect either Option A or Option B.

The composition of the Consideration A as per the Pro Rata Cash Consideration A and the Consideration in Notes A shall be determined on the Expiration Date.

Option B:

The Eligible Holders who validly tender their Existing Notes for Exchange under Option B, shall receive USD 1.03 in principal amount of the Notes per each USD 1.00 of the Existing Notes tendered by the Eligible Holders for Exchange and accepted by the Company (the “Exchange Consideration B”).

In the event that, upon repayment of the Existing Notes of the Eligible Holders whose Notes are accepted for Exchange under Option A, any remaining amount of the Exchange Consideration A exists, it shall be allocated to make payments to the Eligible Holders who validly tender the Existing Notes for Exchange under Option B, pro rata the principal amount of the Existing Notes tendered for Exchange and accepted by the Company under Option B (hereinafter, the “Cash Consideration B”), thus reducing the principal amount of the Notes that make up Consideration B.

The Eligible Holders who validly tender the Existing Notes for Exchange under Option B shall receive the Cash Consideration B only in the event the Cash Consideration A had not been fully paid under Option A.

Accrued Interest: In addition to the Exchange Consideration payable in respect of the Existing Notes accepted for Exchange, the Eligible Holders shall have the right to receive accrued and unpaid interest in cash (the “Payment of Accrued Interest”) on the Existing Notes accepted for exchange since February 16, 2022 until the Date of Issue and Settlement (rounded until reaching the nearest amount to USD 0.01).

No interest will accrue as of the Date of Issue and Settlement on the Existing Notes accepted for Exchange and the Company shall under no circumstances be under the obligation to pay interest on the Existing Notes after such date.

Conditions for the Exchange Offer: The obligation of the Company to issue Notes subscribed for by tendering Existing Notes under the Exchange Offer shall be conditional upon compliance with certain conditions applicable to the Exchange Offer, as stipulated in the section entitled “Offer for Subscription of the Notes in Exchange for the Existing Notes – b) Description of the Exchange Offer – Conditions for the Exchange Offer” of the Supplemental Offering Memorandum. Subject to the applicable law, the Company may waive its right to demand compliance with any other conditions, at its sole discretion.

Minimum Exchange Condition: The Exchange Offer shall be subject to the condition that at least 60% of the outstanding principal amount of the Existing Notes should be validly tendered and should not be validly withdrawn, and that they should be validly accepted for exchange on or before the Expiration Date. The Company may waive its right to demand satisfaction of such condition, at its sole discretion.

Exchange Agent: Caja de Valores S.A.

Fees: Please refer to “Additional Information —Expenses associated with the Issue” in the Supplemental Offering Memorandum.

The other terms and conditions of the Notes and the Exchange Offer are detailed in the Offering Memorandum and the Supplemental Offering Memorandum.

Public Offering has been authorized by Resolution No 17,206 dated October 22, 2013, and the extension of the Program and the increase of the amount thereof have been authorized by Resolution No.19.325 dated January 26, 2018, both of them issued by the Comisión Nacional de Valores (“CNV”). Such authorization merely entails that the reporting requirements have been fulfilled. The CNV, BYMA and MAE have not passed upon the information contained in the Offering Memorandum and/or the Supplemental Offering Memorandum. The truthfulness of the accounting, financial and economic information, as well as any other information contained in the Offering Memorandum and the Supplemental Offering Memorandum is the sole responsibility of the managing body and, to the extent of their authority, of the supervisory body of the Company and the auditors insofar as concerns their respective reports on the financial statements appended to the Offering Memorandum and the Supplement Exchange Memorandum and any other responsible parties, as set forth in Sections 119 and 120 of Law No. 26,831. The Board of the Company represents, under oath, that the Offering Memorandum and the Supplemental Offering Memorandum, contain, as of the date of their respective publication, true and sufficient information about any relevant fact that may affect the assets, economic and financial condition of the Company as well as any other information that should be disclosed to the general investors in connection with the Exchange Offer, pursuant to the regulations in force. The Company’s management body represents under oath that all the terms and conditions of the Exchange Offer described in the Supplemental Exchange Memorandum are in full force and effect.

The information herein represents partial information that should be referred to, and should be supplemented by and read jointly with the Offering Memorandum, the Supplemental Offering Memorandum, any supplementary notices and the financial statements of the Company incorporated by reference to such documents. Interest parties should carefully read the information contained in the Exchange Offer Documents prior to taking an investment decision in respect of the Notes. The content of this document should not be considered to be an investment, tax, foreign exchange or legal advice. Investors are advised to consult their own legal counsel, accounting, financial and business advisors as to the legal, tax, foreign exchange, commercial and any other aspects in connection with the Notes. The Offering Memorandum and the Supplemental Offering Memorandum, as well as any other relevant documents regarding the Exchange Offer are available to the investors at the Dealers’ offices and at the Company’s offices located at Carlos Della Paolera 261, 9th Floor, (C1001ADA) City of Buenos Aires, Republic of Argentina and in electronic form, through the AIF and MAE’s website.

It is expressly put on record that the Notes are excluded from the deposit insurance system established pursuant to Law No. 24,485 and will not benefit from the exclusive priority right granted to depositors pursuant to Section 49 of Financial Institutions Law No. 21,526, as amended. The Notes are not secured by any floating security interest or special guarantee or guaranteed by any other means or by any other financial institution.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
June 16, 2022